Response Biomedical Presenting at
Rodman & Renshaw Techvest 6th Annual Healthcare Conference in NY

Vancouver, British Columbia, October 21, 2004 – Response Biomedical Corp. (TSX-V: RBM) will present at the Rodman and Renshaw Techvest 6th Annual Healthcare Conference being held at the Waldorf-Astoria Hotel in New York, NY, October 26-28, 2004. Mr. Bill Radvak, President and Chief Executive Officer will present at 9:00 a.m. Eastern on Thursday, October 28, 2004.

Rodman and Renshaw will provide a live webcast of the audio presentation, available at the following address: http://www.wsw.com/webcast/rrshq4/rbm.v/, and archived for 90 days. The webcast and accompanying presentation slides will also be available on the Company's website.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com